# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### November 5, 2012

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES ACT OF 1933

### Remy International, Inc.

### File No. 333-173081 - CF#26773

_____

Remy International, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on March 25, 2011, as amended May 6 and May 25, 2011 and March 9, April 3, September 21, and October 18, 2012.

Based on representations by Remy International, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.24          through May 6, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Loan Lauren P. Nguyen
Special Counsel